RECEIVED

2007 JUL 10 A 9:17

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 20 June 2007

07025057

SUPPL

Dear Sir

J Sainsbury Announces: Holding(s) in Company x2, Trading Statement for 12 weeks to 16 June 2007.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 20th June 2007.

Yours sincerely

pp

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

J Sainsbury plc

20 June 2007

First Quarter Trading Statement for 12 weeks to 16 June 2007

Highlights

- **Total sales for first quarter up 5.7 per cent (6.7 per cent excluding fuel)**
- **Like-for-like sales for first quarter up 4.4 per cent (5.1 per cent excluding fuel)**
- **Tenth consecutive quarter of like-for-like sales growth**

Justin King, chief executive, said: "We have made a strong start to the third year of our Making Sainsbury's Great Again plan. In the first quarter like-for-like sales excluding fuel were up 5.1 per cent, our tenth quarter of continuous sales growth. This is particularly pleasing as the quarter included some very tough comparatives in the final few weeks driven by the football world cup and the very warm weather last June. Both of these factors also impact the quarter two comparatives.

"Our ability to control stock levels and improve availability during an exceptionally warm April followed by a very wet May highlights the improvements we've made to our supply chain systems and in store operations over the past couple of years.

"Total sales growth continues to be driven by our strong quality food offer. Our ongoing growth in market share (2) reflects the significant improvements we've made to the shopping experience of our customers over the first two years of our recovery. Although small by comparison, non-food sales continue to grow in line with our expectations as we continue to develop this offer.

"Customers value fresh, healthy and tasty products which have been sourced with integrity. These factors are of increasing importance to consumers today and we continue to see growth in sales of organic and Fairtrade products. Customers understand that they can buy quality food at fair prices at Sainsbury's as demonstrated by us selling Fairtrade bananas at the same price our competitors sell conventional bananas. By August we expect that every banana sold in Sainsbury's will be Fairtrade.

"In April our first 'Make the difference' day raised the issue of plastic bag usage. Our 'Make the difference' programme is based on the principle that individual contributions can be combined to effect big change. On the first two days of the programme we issued around ten million free 'bags for life', saving an estimated 520 million standard disposable bags this year alone.

"In May we completed the third year of our Active Kids programme. Customers collected vouchers towards new sports equipment for schools, Scouts and Guide groups. We have donated over £34 million worth of sports equipment over two years and this year's programme will add substantially to that total.

"The operating environment remains competitive, which has been reflected in recent activity across the market. We have reduced prices on another 4,500 products since April and invested over £450 million in improving the customer offer since March 2005. We will continue to maintain our competitive price position with our commitment to invest 100-150 basis points annually in the customer offer.

"Our sales and operational performance this quarter represents continued progress towards our Making Sainsbury's Great Again targets. As outlined at our Preliminary results in May, the business is in a strong position to grow and we have set out new plans for further sales and space growth. These provide Sainsbury's with substantial opportunity for further development of the business and value creation for our shareholders."

Enquiries:
Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Notes

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

(2) As measured by TNS on a 12 weekly basis to 20 May 2007 compared with the previous year.

(3) Sainsbury's will announce its second quarter trading results for 16 weeks to 6 October 2007 on 10 October 2007.

(4) A conference call will take place at 8.45 BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 22 June 2007.

J Sainsbury plc

20 June 2007

First Quarter Trading Statement for 12 weeks to 16 June 2007

Highlights

- **Total sales for first quarter up 5.7 per cent (6.7 per cent excluding fuel)**
- **Like-for-like sales for first quarter up 4.4 per cent (5.1 per cent excluding fuel)**
- **Tenth consecutive quarter of like-for-like sales growth**

Justin King, chief executive, said: "We have made a strong start to the third year of our Making Sainsbury's Great Again plan. In the first quarter like-for-like sales excluding fuel were up 5.1 per cent, our tenth quarter of continuous sales growth. This is particularly pleasing as the quarter included some very tough comparatives in the final few weeks driven by the football world cup and the very warm weather last June. Both of these factors also impact the quarter two comparatives.

"Our ability to control stock levels and improve availability during an exceptionally warm April followed by a very wet May highlights the improvements we've made to our supply chain systems and in store operations over the past couple of years.

"Total sales growth continues to be driven by our strong quality food offer. Our ongoing growth in market share (2) reflects the significant improvements we've made to the shopping experience of our customers over the first two years of our recovery. Although small by comparison, non-food sales continue to grow in line with our expectations as we continue to develop this offer.

"Customers value fresh, healthy and tasty products which have been sourced with integrity. These factors are of increasing importance to consumers today and we continue to see growth in sales of organic and Fairtrade products. Customers understand that they can buy quality food at fair prices at Sainsbury's as demonstrated by us selling Fairtrade bananas at the same price our competitors sell conventional bananas. By August we expect that every banana sold in Sainsbury's will be Fairtrade.

"In April our first 'Make the difference' day raised the issue of plastic bag usage. Our 'Make the difference' programme is based on the principle that individual contributions can be combined to effect big change. On the first two days of the programme we issued around ten million free 'bags for life', saving an estimated 520 million standard disposable bags this year alone.

"In May we completed the third year of our Active Kids programme. Customers collected vouchers towards new sports equipment for schools, Scouts and Guide groups. We have donated over £34 million worth of sports equipment over two years and this year's programme will add substantially to that total.

"The operating environment remains competitive, which has been reflected in recent activity across the market. We have reduced prices on another 4,500 products since April and invested over £450 million in improving the customer offer since March 2005. We will continue to maintain our competitive price position with our commitment to invest 100-150 basis points annually in the customer offer.

"Our sales and operational performance this quarter represents continued progress towards our Making Sainsbury's Great Again targets. As outlined at our Preliminary results in May, the business is in a strong position to grow and we have set out new plans for further sales and space growth. These provide Sainsbury's with substantial opportunity for further development of the business and value creation for our shareholders."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Notes

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

(2) As measured by TNS on a 12 weekly basis to 20 May 2007 compared with the previous year.

(3) Sainsbury's will announce its second quarter trading results for 16 weeks to 6 October 2007 on 10 October 2007.

(4) A conference call will take place at 8.45 BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 22 June 2007.

20 June 2007

First Quarter Trading Statement for 12 weeks to 16 June 2007

Highlights

- **Total sales for first quarter up 5.7 per cent (6.7 per cent excluding fuel)**
- **Like-for-like sales for first quarter up 4.4 per cent (5.1 per cent excluding fuel)**
- **Tenth consecutive quarter of like-for-like sales growth**

Justin King, chief executive, said: "We have made a strong start to the third year of our Making Sainsbury's Great Again plan. In the first quarter like-for-like sales excluding fuel were up 5.1 per cent, our tenth quarter of continuous sales growth. This is particularly pleasing as the quarter included some very tough comparatives in the final few weeks driven by the football world cup and the very warm weather last June. Both of these factors also impact the quarter two comparatives.

"Our ability to control stock levels and improve availability during an exceptionally warm April followed by a very wet May highlights the improvements we've made to our supply chain systems and in store operations over the past couple of years.

"Total sales growth continues to be driven by our strong quality food offer. Our ongoing growth in market share (2) reflects the significant improvements we've made to the shopping experience of our customers over the first two years of our recovery. Although small by comparison, non-food sales continue to grow in line with our expectations as we continue to develop this offer.

"Customers value fresh, healthy and tasty products which have been sourced with integrity. These factors are of increasing importance to consumers today and we continue to see growth in sales of organic and Fairtrade products. Customers understand that they can buy quality food at fair prices at Sainsbury's as demonstrated by us selling Fairtrade bananas at the same price our competitors sell conventional bananas. By August we expect that every banana sold in Sainsbury's will be Fairtrade.

"In April our first 'Make the difference' day raised the issue of plastic bag usage. Our 'Make the difference' programme is based on the principle that individual contributions can be combined to effect big change. On the first two days of the programme we issued around ten million free 'bags for life', saving an estimated 520 million standard disposable bags this year alone.

"In May we completed the third year of our Active Kids programme. Customers collected vouchers towards new sports equipment for schools, Scouts and Guide groups. We have donated over £34 million worth of sports equipment over two years and this year's programme will add substantially to that total.

"The operating environment remains competitive, which has been reflected in recent activity across the market. We have reduced prices on another 4,500 products since April and invested over £450 million in improving the customer offer since March 2005. We will continue to maintain our competitive price position with our commitment to invest 100-150 basis points annually in the customer offer.

"Our sales and operational performance this quarter represents continued progress towards our Making Sainsbury's Great Again targets. As outlined at our Preliminary results in May, the business is in a strong position to grow and we have set out new plans for further sales and space growth. These provide Sainsbury's with substantial opportunity for further development of the business and value creation for our shareholders."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Notes

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

(2) As measured by TNS on a 12 weekly basis to 20 May 2007 compared with the previous year.

(3) Sainsbury's will announce its second quarter trading results for 16 weeks to 6 October 2007 on 10 October 2007.

(4) A conference call will take place at 8.45 BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 22 June 2007.

J Sainsbury plc

20 June 2007

First Quarter Trading Statement for 12 weeks to 16 June 2007

Highlights

- **Total sales for first quarter up 5.7 per cent (6.7 per cent excluding fuel)**
- **Like-for-like sales for first quarter up 4.4 per cent (5.1 per cent excluding fuel)**
- **Tenth consecutive quarter of like-for-like sales growth**

Justin King, chief executive, said: "We have made a strong start to the third year of our Making Sainsbury's Great Again plan. In the first quarter like-for-like sales excluding fuel were up 5.1 per cent, our tenth quarter of continuous sales growth. This is particularly pleasing as the quarter included some very tough comparatives in the final few weeks driven by the football world cup and the very warm weather last June. Both of these factors also impact the quarter two comparatives.

"Our ability to control stock levels and improve availability during an exceptionally warm April followed by a very wet May highlights the improvements we've made to our supply chain systems and in store operations over the past couple of years.

"Total sales growth continues to be driven by our strong quality food offer. Our ongoing growth in market share (2) reflects the significant improvements we've made to the shopping experience of our customers over the first two years of our recovery. Although small by comparison, non-food sales continue to grow in line with our expectations as we continue to develop this offer.

"Customers value fresh, healthy and tasty products which have been sourced with integrity. These factors are of increasing importance to consumers today and we continue to see growth in sales of organic and Fairtrade products. Customers understand that they can buy quality food at fair prices at Sainsbury's as demonstrated by us selling Fairtrade bananas at the same price our competitors sell conventional bananas. By August we expect that every banana sold in Sainsbury's will be Fairtrade.

"In April our first 'Make the difference' day raised the issue of plastic bag usage. Our 'Make the difference' programme is based on the principle that individual contributions can be combined to effect big change. On the first two days of the programme we issued around ten million free 'bags for life', saving an estimated 520 million standard disposable bags this year alone.

"In May we completed the third year of our Active Kids programme. Customers collected vouchers towards new sports equipment for schools, Scouts and Guide groups. We have donated over £34 million worth of sports equipment over two years and this year's programme will add substantially to that total.

"The operating environment remains competitive, which has been reflected in recent activity across the market. We have reduced prices on another 4,500 products since April and invested over £450 million in improving the customer offer since March 2005. We will continue to maintain our competitive price position with our commitment to invest 100-150 basis points annually in the customer offer.

"Our sales and operational performance this quarter represents continued progress towards our Making Sainsbury's Great Again targets. As outlined at our Preliminary results in May, the business is in a strong position to grow and we have set out new plans for further sales and space growth. These provide Sainsbury's with substantial opportunity for further development of the business and value creation for our shareholders."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.
(2) As measured by TNS on a 12 weekly basis to 20 May 2007 compared with the previous year.
(3) Sainsbury's will announce its second quarter trading results for 16 weeks to 6 October 2007 on 10 October 2007.
(4) A conference call will take place at 8.45 BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 22 June 2007.

20 June 2007

First Quarter Trading Statement for 12 weeks to 16 June 2007

Highlights

- **Total sales for first quarter up 5.7 per cent (6.7 per cent excluding fuel)**
- **Like-for-like sales for first quarter up 4.4 per cent (5.1 per cent excluding fuel)**
- **Tenth consecutive quarter of like-for-like sales growth**

Justin King, chief executive, said: "We have made a strong start to the third year of our Making Sainsbury's Great Again plan. In the first quarter like-for-like sales excluding fuel were up 5.1 per cent, our tenth quarter of continuous sales growth. This is particularly pleasing as the quarter included some very tough comparatives in the final few weeks driven by the football world cup and the very warm weather last June. Both of these factors also impact the quarter two comparatives.

"Our ability to control stock levels and improve availability during an exceptionally warm April followed by a very wet May highlights the improvements we've made to our supply chain systems and in store operations over the past couple of years.

"Total sales growth continues to be driven by our strong quality food offer. Our ongoing growth in market share (2) reflects the significant improvements we've made to the shopping experience of our customers over the first two years of our recovery. Although small by comparison, non-food sales continue to grow in line with our expectations as we continue to develop this offer.

"Customers value fresh, healthy and tasty products which have been sourced with integrity. These factors are of increasing importance to consumers today and we continue to see growth in sales of organic and Fairtrade products. Customers understand that they can buy quality food at fair prices at Sainsbury's as demonstrated by us selling Fairtrade bananas at the same price our competitors sell conventional bananas. By August we expect that every banana sold in Sainsbury's will be Fairtrade.

"In April our first 'Make the difference' day raised the issue of plastic bag usage. Our 'Make the difference' programme is based on the principle that individual contributions can be combined to effect big change. On the first two days of the programme we issued around ten million free 'bags for life', saving an estimated 520 million standard disposable bags this year alone.

"In May we completed the third year of our Active Kids programme. Customers collected vouchers towards new sports equipment for schools, Scouts and Guide groups. We have donated over £34 million worth of sports equipment over two years and this year's programme will add substantially to that total.

"The operating environment remains competitive, which has been reflected in recent activity across the market. We have reduced prices on another 4,500 products since April and invested over £450 million in improving the customer offer since March 2005. We will continue to maintain our competitive price position with our commitment to invest 100-150 basis points annually in the customer offer.

"Our sales and operational performance this quarter represents continued progress towards our Making Sainsbury's Great Again targets. As outlined at our Preliminary results in May, the business is in a strong position to grow and we have set out new plans for further sales and space growth. These provide Sainsbury's with substantial opportunity for further development of the business and value creation for our shareholders."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

(2) As measured by TNS on a 12 weekly basis to 20 May 2007 compared with the previous year.

(3) Sainsbury's will announce its second quarter trading results for 16 weeks to 6 October 2007 on 10 October 2007.

(4) A conference call will take place at 8.45 BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 22 June 2007.

RECEIVED
2007 JUL 10 A 9:1?

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
J Sainsbury plc

2. **Reason for the notification** (please state **Yes/No**): ( )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation** (iii):
Brandes Investment Partners, L.P.

4. **Full name of shareholder(s)** (if different from 3.) (iv):
Various clients of Brandes Investment Partners, L.P.

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
15/06/07

6. **Date on which issuer notified:**
19/06/07

7. **Threshold(s) that is/are crossed or reached:**
5%

8. **Notified details:**
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
US 4662492085	7,689,207 ADR and 64,228,910 ordinary shares	5.47%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
US 4662492085		None	2,832,677 ADR and 3,916,713 ordinary shares	None	0.88%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting righ

Total (A+B)

Number of voting rights	% of voting rights
2,832,677 ADR and 3,916,713 ordinary shares	0.88%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

14. Contact name:

Peggy Ang

15. Contact telephone number:

858-755-0239

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
Brandes Investment Partners, L.P.

Contact address (registered office for legal entities):
11988 El Camino Real, Suite 500, San Diego CA92130

Phone number:

858-755-0239

Other useful information (at least legal representative for legal persons):

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   J Sainsbury plc

2. **Reason for the notification** (please state **Yes/No**): ( )

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation** (iii):
   Brandes Investment Partners, L.P.

4. **Full name of shareholder(s)** (if different from 3.) (iv):
   Various clients of Brandes Investment Partners, L.P.

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   15/06/07

6. **Date on which issuer notified:**
   19/06/07

7. **Threshold(s) that is/are crossed or reached:**
   5%

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
US 4662492085	7,689,207 ADR and 64,228,910 ordinary shares	5.47%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
US 4662492085		None	2,832,677 ADR and 3,916,713 ordinary shares	None	0.88%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting righ

Total (A+B)

Number of voting rights	% of voting rights
2,832,677 ADR and 3,916,713 ordinary shares	0.88%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

14. Contact name:

Peggy Ang

15. Contact telephone number:

858-755-0239

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
Brandes Investment Partners, L.P.

Contact address (registered office for legal entities):
11988 El Camino Real, Suite 500, San Diego CA92130

Phone number:

858-755-0239

Other useful information (at least legal representative for legal persons):

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   J Sainsbury plc

2. **Reason for the notification** (please state **Yes/No**): ( )

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation** (iii):
   Brandes Investment Partners, L.P.

4. **Full name of shareholder(s)** (if different from 3.) (iv):
   Various clients of Brandes Investment Partners, L.P.

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   15/06/07

6. **Date on which issuer notified:**
   19/06/07

7. **Threshold(s) that is/are crossed or reached:**
   5%

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
US 4662492085	7,689,207 ADR and 64,228,910 ordinary shares	5.47%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
US 4662492085		None	2,832,677 ADR and 3,916,713 ordinary shares	None	0.88%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting righ

Total (A+B)

Number of voting rights	% of voting rights
2,832,677 ADR and 3,916,713 ordinary shares	0.88%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

14. Contact name:

Peggy Ang

15. Contact telephone number:

858-755-0239

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
Brandes Investment Partners, L.P.

Contact address (registered office for legal entities):
11988 El Camino Real, Suite 500, San Diego CA92130

Phone number:

858-755-0239

Other useful information (at least legal representative for legal persons):

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

[viii] Direct and indirect

[ix] In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

[x] Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

[xi] Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

[xii] If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

[xiii] date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

[xiv] If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

[xv] The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

[xvi] This annex is only to be filed with the competent authority.

[xvii] Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   J Sainsbury plc

2. **Reason for the notification** (please state **Yes/No**): ( )

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation** (iii):
   Brandes Investment Partners, L.P.

4. **Full name of shareholder(s)** (if different from 3.) (iv):
   Various clients of Brandes Investment Partners, L.P.

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   15/06/07

6. **Date on which issuer notified:**
   19/06/07

7. **Threshold(s) that is/are crossed or reached:**
   5%

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
US 4662492085	7,689,207 ADR and 64,228,910 ordinary shares	5.47%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
US 4662492085		None	2,832,677 ADR and 3,916,713 ordinary shares	None	0.88%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting righ

Total (A+B)

Number of voting rights	% of voting rights
2,832,677 ADR and 3,916,713 ordinary shares	0.88%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

14. Contact name:

Peggy Ang

15. Contact telephone number:

858-755-0239

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
Brandes Investment Partners, L.P.

Contact address (registered office for legal entities):
11988 El Camino Real, Suite 500, San Diego CA92130

Phone number:

858-755-0239

Other useful information (at least legal representative for legal persons):

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   J Sainsbury plc

2. **Reason for the notification** (please state **Yes/No**): ( )

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation** (iii):
   Brandes Investment Partners, L.P.

4. **Full name of shareholder(s)** (if different from 3.) (iv):
   Various clients of Brandes Investment Partners, L.P.

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   15/06/07

6. **Date on which issuer notified:**
   19/06/07

7. **Threshold(s) that is/are crossed or reached:**
   5%

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
US 4662492085	7,689,207 ADR and 64,228,910 ordinary shares	5.47%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirec
US 4662492085		None	2,832,677 ADR and 3,916,713 ordinary shares	None	0.88%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rig

Total (A+B) Number of voting rights	% of voting rights
2,832,677 ADR and 3,916,713 ordinary shares	0.88%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

14. Contact name:

Peggy Ang

15. Contact telephone number:

858-755-0239

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
Brandes Investment Partners, L.P.

Contact address (registered office for legal entities):
11988 El Camino Real, Suite 500, San Diego CA92130

Phone number:

858-755-0239

Other useful information (at least legal representative for legal persons):

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

[viii] Direct and indirect

[ix] In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

[x] Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

[xi] Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

[xii] If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

[xiii] date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

[xiv] If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

[xv] The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

[xvi] This annex is only to be filed with the competent authority.

[xvii] Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   J Sainsbury plc

2. **Reason for the notification** (please state **Yes/No**): ( )

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation** (iii):
   Deutsche Bank AG

4. **Full name of shareholder(s)** (if different from 3.) (iv):

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   15/06/07

6. **Date on which issuer notified:**
   19/06/07

7. **Threshold(s) that is/are crossed or reached:**
   3%

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
GB00B019KW72	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B019KW72	51,162,707	51,162,707		2.94%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting righ
Call option	December 2008		1,871,739	0.11%

Total (A+B)

Number of voting rights	% of voting rights
53,034,446	3.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

Please note that this is the first disclosure made on behalf of Deutsche Bank AG and its subsidiary companies in relation to holdings in J Sainsbury plc since implementation of the Disclosure and Transparency Rules in the UK.

14. Contact name:

David Lindsay/ Andrew Anderson

15. Contact telephone number:

+00 44 207 545 8533/8532

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Contact address (registered office for legal entities):

Phone number:

Other useful information (at least legal representative for legal persons):

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   J Sainsbury plc

2. **Reason for the notification** (please state **Yes/No**): (   )

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: (   )

   Other (please specify) : (   )

3. **Full name of person(s) subject to the notification obligation** (iii):
   Deutsche Bank AG

4. **Full name of shareholder(s)** (if different from 3.) (iv):

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   15/06/07

6. **Date on which issuer notified:**
   19/06/07

7. **Threshold(s) that is/are crossed or reached:**
   3%

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	**Number of voting Rights** (viii)
GB00B019KW72	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B019KW72	51,162,707	51,162,707		2.94%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting righ
Call option	December 2008		1,871,739	0.11%

Total (A+B)

Number of voting rights	% of voting rights
53,034,446	3.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

Please note that this is the first disclosure made on behalf of Deutsche Bank AG and its subsidiary companies in relation to holdings in J Sainsbury plc since implementation of the Disclosure and Transparency Rules in the UK.

14. Contact name:

David Lindsay/ Andrew Anderson

15. Contact telephone number:

+00 44 207 545 8533/8532

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Contact address (registered office for legal entities):

Phone number:

Other useful information (at least legal representative for legal persons):

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   J Sainsbury plc

2. **Reason for the notification** (please state **Yes/No**): ( )

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation** (iii):
   Deutsche Bank AG

4. **Full name of shareholder(s)** (if different from 3.) (iv):

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   15/06/07

6. **Date on which issuer notified:**
   19/06/07

7. **Threshold(s) that is/are crossed or reached:**
   3%

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
GB00B019KW72	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B019KW72	51,162,707	51,162,707		2.94%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting righ
Call option	December 2008		1,871,739	0.11%

Total (A+B)

Number of voting rights	% of voting rights
53,034,446	3.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

Please note that this is the first disclosure made on behalf of Deutsche Bank AG and its subsidiary companies in relation to holdings in J Sainsbury plc since implementation of the Disclosure and Transparency Rules in the UK.

14. Contact name:

David Lindsay/ Andrew Anderson

15. Contact telephone number:

+00 44 207 545 8533/8532

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Contact address (registered office for legal entities):

Phone number:

Other useful information (at least legal representative for legal persons):

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   J Sainsbury plc

2. **Reason for the notification** (please state **Yes/No**): ( )

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation** (iii):
   Deutsche Bank AG

4. **Full name of shareholder(s)** (if different from 3.) (iv):

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   15/06/07

6. **Date on which issuer notified:**
   19/06/07

7. **Threshold(s) that is/are crossed or reached:**
   3%

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
GB00B019KW72	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B019KW72	51,162,707	51,162,707		2.94%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting righ
Call option	December 2008		1,871,739	0.11%

Total (A+B)

Number of voting rights	% of voting rights
53,034,446	3.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

Please note that this is the first disclosure made on behalf of Deutsche Bank AG and its subsidiary companies in relation to holdings in J Sainsbury plc since implementation of the Disclosure and Transparency Rules in the UK.

14. Contact name:

David Lindsay/ Andrew Anderson

15. Contact telephone number:

+00 44 207 545 8533/8532

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Contact address (registered office for legal entities):

Phone number:

Other useful information (at least legal representative for legal persons):

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification. In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   J Sainsbury plc

2. **Reason for the notification** (please state **Yes/No**): ( )

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation** (iii):
   Deutsche Bank AG

4. **Full name of shareholder(s)** (if different from 3.) (iv):

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   15/06/07

6. **Date on which issuer notified:**
   19/06/07

7. **Threshold(s) that is/are crossed or reached:**
   3%

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
GB00B019KW72	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirec
GB00B019KW72	51,162,707	51,162,707		2.94%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rig
Call option	December 2008		1,871,739	0.11%

Total (A+B)

Number of voting rights	% of voting rights
53,034,446	3.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

Please note that this is the first disclosure made on behalf of Deutsche Bank AG and its subsidiary companies in relation to holdings in J Sainsbury plc since implementation of the Disclosure and Transparency Rules in the UK.

14. Contact name:

David Lindsay/ Andrew Anderson

15. Contact telephone number:

+00 44 207 545 8533/8532

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Contact address (registered office for legal entities):

Phone number:

Other useful information (at least legal representative for legal persons):

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 20 June 2007

Dear Sir

J Sainsbury Announces: Director/PDMR Shareholding.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 20th June 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

Registered office as above
Registered number 185647 England

20 June 2007

Share awards

This disclosure has been made in accordance with Disclosure Rule 3.1.4. of the Disclosure Rules.

The following awards have been made under the J Sainsbury plc Deferred Bonus Plan 2006:

Board Directors

Name	Date of Grant	Deferred Bonus Share Award (1)	Total number of shares held following this allocation	Maximum Matching Share Award (2)	First Exercise Date (3)	Last Exercise Date
Justin Matthew King	20 June 2007	86,026	390,135	172,052	May 2010	May 2012
Darren Mark Shapland	20 June 2007	29,033	118,255	58,066	May 2010	May 2012

Key Management Personnel

Name	Date of Grant	Deferred Bonus Share Award (1)	Total number of shares held following this allocation	Maximum Matching Share Award (2)	First Exercise Date (3)	Last Exercise Date
Roger Michael Burnley	20 June 2007	18,495	70,236	36,990	May 2010	May 2012
Gwyn Burr	20 June 2007	17,073	79,796	34,146	May 2010	May 2012
Michael Andrew Coupe	20 June 2007	21,294	97,243	42,588	May 2010	May 2012
Timothy Fallowfield	20 June 2007	12,785	55,781	25,570	May 2010	May 2012
Kennedy McMeikan	20 June 2007	19,728	72,892	39,456	May 2010	May 2012
Imelda Walsh	20 June 2007	12,863	58,053	25,726	May 2010	May 2012

(1) Deferred Share Award has been allocated by Computershare Trustees (C.I.) Limited, the Company's Employee Share Ownership Trust to each participant at nil cost per ordinary share of 28 4/7 pence each.
(2) The maximum share award, is the maximum matching share award that would become exercisable provided that the Company achieves first position within the comparator group. The Company's relative performance is determined by reference to total shareholder return.
(3) Following the Preliminary Results announcement in 2010.
(4) Awards have been made over ordinary shares of 28 4/7 pence for nil consideration.

The following awards have been made under the J Sainsbury plc Long Term Incentive Plan 2006:

Board Directors

Name	Date of Grant	Core Share Award (1)	Maximum Share Award (2)	First Exercise Date (3)	Last Exercise Date
Justin Matthew King	20 June 2007	95,211	380,844	May 2010	May 2012

Darren Mark Shapland	20 June 2007	44,805	179,220	May 2010	May 2012

Key Management Personnel

Name	Date of Grant	Core Share Award (1)	Maximum Share Award (2)	First Exercise Date (3)	Last Exercise Date
Roger Michael Burnley	20 June 2007	27,779	111,116	May 2010	May 2012
Gwyn Burr	20 June 2007	33,604	134,416	May 2010	May 2012
Michael Andrew Coupe	20 June 2007	40,773	163,092	May 2010	May 2012
Timothy Fallowfield	20 June 2007	19,714	78,856	May 2010	May 2012
Kennedy McMeikan	20 June 2007	29,571	118,284	May 2010	May 2012
Imelda Walsh	20 June 2007	26,883	107,532	May 2010	May 2012

(1) Core award
(2) The maximum share award, which would become exercisable if the performance conditions (return on capital employed and growth in cash flow per share) are met in full. The J Sainsbury plc Long-Term Incentive Plan 2006 is a nil cost option plan
(3) Following the Preliminary Results announcement in 2010.
(4) Awards have been made over ordinary shares of $28\frac{4}{7}$ pence for nil consideration.

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

20 June 2007

Share awards

This disclosure has been made in accordance with Disclosure Rule 3.1.4. of the Disclosure Rules.

The following awards have been made under the J Sainsbury plc Deferred Bonus Plan 2006:

Board Directors

Name	Date of Grant	Deferred Bonus Share Award (1)	Total number of shares held following this allocation	Maximum Matching Share Award (2)	First Exercise Date (3)	Last Exercise Date
Justin Matthew King	20 June 2007	86,026	390,135	172,052	May 2010	May 2012
Darren Mark Shapland	20 June 2007	29,033	118,255	58,066	May 2010	May 2012

Key Management Personnel

Name	Date of Grant	Deferred Bonus Share Award (1)	Total number of shares held following this allocation	Maximum Matching Share Award (2)	First Exercise Date (3)	Last Exercise Date
Roger Michael Burnley	20 June 2007	18,495	70,236	36,990	May 2010	May 2012
Gwyn Burr	20 June 2007	17,073	79,796	34,146	May 2010	May 2012
Michael Andrew Coupe	20 June 2007	21,294	97,243	42,588	May 2010	May 2012
Timothy Fallowfield	20 June 2007	12,785	55,781	25,570	May 2010	May 2012
Kennedy McMeikan	20 June 2007	19,728	72,892	39,456	May 2010	May 2012
Imelda Walsh	20 June 2007	12,863	58,053	25,726	May 2010	May 2012

(1) Deferred Share Award has been allocated by Computershare Trustees (C.I.) Limited, the Company's Employee Share Ownership Trust to each participant at nil cost per ordinary share of 28 4/7 pence each.
(2) The maximum share award, is the maximum matching share award that would become exercisable provided that the Company achieves first position within the comparator group. The Company's relative performance is determined by reference to total shareholder return.
(3) Following the Preliminary Results announcement in 2010.
(4) Awards have been made over ordinary shares of 28 4/7 pence for nil consideration.

The following awards have been made under the J Sainsbury plc Long Term Incentive Plan 2006:

Board Directors

Name	Date of Grant	Core Share Award (1)	Maximum Share Award (2)	First Exercise Date (3)	Last Exercise Date
Justin Matthew King	20 June 2007	95,211	380,844	May 2010	May 2012

Darren Mark Shapland	20 June 2007	44,805	179,220	May 2010	May 2012

Key Management Personnel

Name	Date of Grant	Core Share Award (1)	Maximum Share Award (2)	First Exercise Date (3)	Last Exercise Date
Roger Michael Burnley	20 June 2007	27,779	111,116	May 2010	May 2012
Gwyn Burr	20 June 2007	33,604	134,416	May 2010	May 2012
Michael Andrew Coupe	20 June 2007	40,773	163,092	May 2010	May 2012
Timothy Fallowfield	20 June 2007	19,714	78,856	May 2010	May 2012
Kennedy McMeikan	20 June 2007	29,571	118,284	May 2010	May 2012
Imelda Walsh	20 June 2007	26,883	107,532	May 2010	May 2012

(1) Core award
(2) The maximum share award, which would become exercisable if the performance conditions (return on capital employed and growth in cash flow per share) are met in full. The J Sainsbury plc Long-Term Incentive Plan 2006 is a nil cost option plan
(3) Following the Preliminary Results announcement in 2010.
(4) Awards have been made over ordinary shares of 28 4/7 pence for nil consideration.

Enquiries:
Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

20 June 2007

Share awards

This disclosure has been made in accordance with Disclosure Rule 3.1.4. of the Disclosure Rules.

The following awards have been made under the J Sainsbury plc Deferred Bonus Plan 2006:

Board Directors

Name	Date of Grant	Deferred Bonus Share Award (1)	Total number of shares held following this allocation	Maximum Matching Share Award (2)	First Exercise Date (3)	Last Exercise Date
Justin Matthew King	20 June 2007	86,026	390,135	172,052	May 2010	May 2012
Darren Mark Shapland	20 June 2007	29,033	118,255	58,066	May 2010	May 2012

Key Management Personnel

Name	Date of Grant	Deferred Bonus Share Award (1)	Total number of shares held following this allocation	Maximum Matching Share Award (2)	First Exercise Date (3)	Last Exercise Date
Roger Michael Burnley	20 June 2007	18,495	70,236	36,990	May 2010	May 2012
Gwyn Burr	20 June 2007	17,073	79,796	34,146	May 2010	May 2012
Michael Andrew Coupe	20 June 2007	21,294	97,243	42,588	May 2010	May 2012
Timothy Fallowfield	20 June 2007	12,785	55,781	25,570	May 2010	May 2012
Kennedy McMeikan	20 June 2007	19,728	72,892	39,456	May 2010	May 2012
Imelda Walsh	20 June 2007	12,863	58,053	25,726	May 2010	May 2012

(1) Deferred Share Award has been allocated by Computershare Trustees (C.I.) Limited, the Company's Employee Share Ownership Trust to each participant at nil cost per ordinary share of 28 4/7 pence each.
(2) The maximum share award, is the maximum matching share award that would become exercisable provided that the Company achieves first position within the comparator group. The Company's relative performance is determined by reference to total shareholder return.
(3) Following the Preliminary Results announcement in 2010.
(4) Awards have been made over ordinary shares of 28 4/7 pence for nil consideration.

The following awards have been made under the J Sainsbury plc Long Term Incentive Plan 2006:

Board Directors

Name	Date of Grant	Core Share Award (1)	Maximum Share Award (2)	First Exercise Date (3)	Last Exercise Date
Justin Matthew King	20 June 2007	95,211	380,844	May 2010	May 2012

Darren Mark Shapland	20 June 2007	44,805	179,220	May 2010	May 2012

Key Management Personnel

Name	Date of Grant	Core Share Award (1)	Maximum Share Award (2)	First Exercise Date (3)	Last Exercise Date
Roger Michael Burnley	20 June 2007	27,779	111,116	May 2010	May 2012
Gwyn Burr	20 June 2007	33,604	134,416	May 2010	May 2012
Michael Andrew Coupe	20 June 2007	40,773	163,092	May 2010	May 2012
Timothy Fallowfield	20 June 2007	19,714	78,856	May 2010	May 2012
Kennedy McMeikan	20 June 2007	29,571	118,284	May 2010	May 2012
Imelda Walsh	20 June 2007	26,883	107,532	May 2010	May 2012

(1) Core award
(2) The maximum share award, which would become exercisable if the performance conditions (return on capital employed and growth in cash flow per share) are met in full. The J Sainsbury plc Long-Term Incentive Plan 2006 is a nil cost option plan
(3) Following the Preliminary Results announcement in 2010.
(4) Awards have been made over ordinary shares of 28 4/7 pence for nil consideration.

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

20 June 2007

Share awards

This disclosure has been made in accordance with Disclosure Rule 3.1.4. of the Disclosure Rules.

The following awards have been made under the J Sainsbury plc Deferred Bonus Plan 2006:

Board Directors

Name	Date of Grant	Deferred Bonus Share Award (1)	Total number of shares held following this allocation	Maximum Matching Share Award (2)	First Exercise Date (3)	Last Exercise Date
Justin Matthew King	20 June 2007	86,026	390,135	172,052	May 2010	May 2012
Darren Mark Shapland	20 June 2007	29,033	118,255	58,066	May 2010	May 2012

Key Management Personnel

Name	Date of Grant	Deferred Bonus Share Award (1)	Total number of shares held following this allocation	Maximum Matching Share Award (2)	First Exercise Date (3)	Last Exercise Date
Roger Michael Burnley	20 June 2007	18,495	70,236	36,990	May 2010	May 2012
Gwyn Burr	20 June 2007	17,073	79,796	34,146	May 2010	May 2012
Michael Andrew Coupe	20 June 2007	21,294	97,243	42,588	May 2010	May 2012
Timothy Fallowfield	20 June 2007	12,785	55,781	25,570	May 2010	May 2012
Kennedy McMeikan	20 June 2007	19,728	72,892	39,456	May 2010	May 2012
Imelda Walsh	20 June 2007	12,863	58,053	25,726	May 2010	May 2012

(1) Deferred Share Award has been allocated by Computershare Trustees (C.I.) Limited, the Company's Employee Share Ownership Trust to each participant at nil cost per ordinary share of 28 4/7 pence each.

(2) The maximum share award, is the maximum matching share award that would become exercisable provided that the Company achieves first position within the comparator group. The Company's relative performance is determined by reference to total shareholder return.

(3) Following the Preliminary Results announcement in 2010.

(4) Awards have been made over ordinary shares of 28 4/7 pence for nil consideration.

The following awards have been made under the J Sainsbury plc Long Term Incentive Plan 2006:

Board Directors

Name	Date of Grant	Core Share Award (1)	Maximum Share Award (2)	First Exercise Date (3)	Last Exercise Date
Justin Matthew King	20 June 2007	95,211	380,844	May 2010	May 2012

Darren Mark Shapland	20 June 2007	44,805	179,220	May 2010	May 2012

Key Management Personnel

Name	Date of Grant	Core Share Award (1)	Maximum Share Award (2)	First Exercise Date (3)	Last Exercise Date
Roger Michael Burnley	20 June 2007	27,779	111,116	May 2010	May 2012
Gwyn Burr	20 June 2007	33,604	134,416	May 2010	May 2012
Michael Andrew Coupe	20 June 2007	40,773	163,092	May 2010	May 2012
Timothy Fallowfield	20 June 2007	19,714	78,856	May 2010	May 2012
Kennedy McMeikan	20 June 2007	29,571	118,284	May 2010	May 2012
Imelda Walsh	20 June 2007	26,883	107,532	May 2010	May 2012

(1) Core award
(2) The maximum share award, which would become exercisable if the performance conditions (return on capital employed and growth in cash flow per share) are met in full. The J Sainsbury plc Long-Term Incentive Plan 2006 is a nil cost option plan
(3) Following the Preliminary Results announcement in 2010.
(4) Awards have been made over ordinary shares of 28 $\frac{4}{7}$ pence for nil consideration.

Enquiries:
Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

20 June 2007

Share awards

This disclosure has been made in accordance with Disclosure Rule 3.1.4. of the Disclosure Rules.

The following awards have been made under the J Sainsbury plc Deferred Bonus Plan 2006:

Board Directors

Name	Date of Grant	Deferred Bonus Share Award (1)	Total number of shares held following this allocation	Maximum Matching Share Award (2)	First Exercise Date (3)	Last Exercise Date
Justin Matthew King	20 June 2007	86,026	390,135	172,052	May 2010	May 2012
Darren Mark Shapland	20 June 2007	29,033	118,255	58,066	May 2010	May 2012

Key Management Personnel

Name	Date of Grant	Deferred Bonus Share Award (1)	Total number of shares held following this allocation	Maximum Matching Share Award (2)	First Exercise Date (3)	Last Exercise Date
Roger Michael Burnley	20 June 2007	18,495	70,236	36,990	May 2010	May 2012
Gwyn Burr	20 June 2007	17,073	79,796	34,146	May 2010	May 2012
Michael Andrew Coupe	20 June 2007	21,294	97,243	42,588	May 2010	May 2012
Timothy Fallowfield	20 June 2007	12,785	55,781	25,570	May 2010	May 2012
Kennedy McMeikan	20 June 2007	19,728	72,892	39,456	May 2010	May 2012
Imelda Walsh	20 June 2007	12,863	58,053	25,726	May 2010	May 2012

(1) Deferred Share Award has been allocated by Computershare Trustees (C.I.) Limited, the Company's Employee Share Ownership Trust to each participant at nil cost per ordinary share of 28 4/7 pence each.
(2) The maximum share award, is the maximum matching share award that would become exercisable provided that the Company achieves first position within the comparator group. The Company's relative performance is determined by reference to total shareholder return.
(3) Following the Preliminary Results announcement in 2010.
(4) Awards have been made over ordinary shares of 28 4/7 pence for nil consideration.

The following awards have been made under the J Sainsbury plc Long Term Incentive Plan 2006:

Board Directors

Name	Date of Grant	Core Share Award (1)	Maximum Share Award (2)	First Exercise Date (3)	Last Exercise Date
Justin Matthew King	20 June 2007	95,211	380,844	May 2010	May 2012

Darren Mark Shapland	20 June 2007	44,805	179,220	May 2010	May 2012

Key Management Personnel

Name	Date of Grant	Core Share Award (1)	Maximum Share Award (2)	First Exercise Date (3)	Last Exercise Date
Roger Michael Burnley	20 June 2007	27,779	111,116	May 2010	May 2012
Gwyn Burr	20 June 2007	33,604	134,416	May 2010	May 2012
Michael Andrew Coupe	20 June 2007	40,773	163,092	May 2010	May 2012
Timothy Fallowfield	20 June 2007	19,714	78,856	May 2010	May 2012
Kennedy McMeikan	20 June 2007	29,571	118,284	May 2010	May 2012
Imelda Walsh	20 June 2007	26,883	107,532	May 2010	May 2012

(1) Core award
(2) The maximum share award, which would become exercisable if the performance conditions (return on capital employed and growth in cash flow per share) are met in full. The J Sainsbury plc Long-Term Incentive Plan 2006 is a nil cost option plan
(3) Following the Preliminary Results announcement in 2010.
(4) Awards have been made over ordinary shares of $28\frac{4}{7}$ pence for nil consideration.

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

END